Technology Entertainment Software Music Artificial Intelligence

festivalPass

The 1st live event subscription marketplace across music, film, food & wine +++

FESTIVALPASS.COM NEW YORK NEW YORK





CEO Ed Vincent has been a repeat entrepreneur for over 20 years with multiple exits. With a huge passion for live events and a deep expertise in consumer data in entertainment, Ed and team are on a mission to make attending live events seamless, affordable, social and accessible to all...profitably.

Edward Vincent Founder & CEO @ festivalPass

Why you may want to support us...

1. $200B industry that we believe will come back strong after COVID-19 and rely on festivalPass.
2. Members enjoy thousands of festivals and events locally and globally for one monthly fee.
3. $1.2MM of national/local digital and radio media ready to deploy from investor Town Square Media (TSM).
4. TSM is 3rd largest US radio network with 327 stations and digital properties reaching over 60 million fans monthly.
5. Data driven founder with extensive experience in consumer entertainment data. Data set for member acquisition of over 20MM US consumers.
6. Investors include NHL Hockey Star Jacob Trouba, Entrepreneur Tom Chavez with $1.2B in exits to Microsoft & Salesforce.
7. Credit based gross margin positive business model on every transaction.
8. Recurring revenue with expected $500 Annual Recurring Revenue / Member.

The founder

MAJOR ACCOMPLISHMENTS



Edward Vincent

Founder & CEO

Founded Predict — a data-driven consultancy with clients incl. AMC Networks, Sundance, A&E Networks, MovieTickets.com, and more. Interim Head of Product & Data at MoviePass. Founded SimplyEngage, which sold in 2014. Created Maxim Bungalow Hotel.

Downloads

festivalPass Overview WF April 2020.pdf

We want to disrupt the $200 billion event ticketing industry.

CEO Ed Vincent has been in the festival industry for over 10 years — and hated the ticket fees that came with every order. After tracking the success of subscription services, Ed felt the time was right to make live destination experiences more affordable to all.


• ClassPass
• 1MM+ paying members
• AVG RPU - $600+ per year
• Enterprise Value - $1B+
• Valuation per user - $1,000
• Peloton
• 500,000+ paying members
• 1.2MM User accounts
• AVG RPU - $1,164 (bike and sub)
• Enterprise Value - $8B
• Valuation per paying user - $14,000
• Spotify
• 95 million paying subscribers
• AVG RPU - $180 per year
• Enterprise Value - $25B
• Valuation per user - $265
• Planet Fitness
• 12 million paying subscribers
• AVG RPU - $200 per year
• Enterprise Value - $5.7B
• Valuation per user - $475
NETFLIX
amazon Prime
Spotify
moviepass
ME Massage Envy
HBO NOW

We made it possible for you to enjoy hundreds of festivals locally and globally — for only one monthly fee.

festivalPass is the world's first festival subscription service across music, film, food & wine and more. Now, festival-goers from music, art, food & wine, film, and other interests can join millions of fans from around the world.



Admission to festivals AND more
GET STARTED
Create your account
CONTINUE WITH FACEBOOK
CONTINUE WITH INSTAGRAM
CONTINUE WITH EMAIL
What interests you?
Art
Books
Civic
Film
NEXT
Last thing!
Music
Coachella
South by Southwest
Art
NEXT

Traction



Featured Festival Pass partners
100+ Awesome festivals in different categories
FESTIVALPASS
Other
Orange County Taco Festival
Costa Mesa, CA
Jun 20 - Jun 20
FESTIVALPASS
Music
EDC Las Vegas
May 15 - May 17
FESTIVALPASS
ATLFF'20
SUBMISSIONS OPEN
Film
Atlanta Film Festival | 44th Annual
Atlanta, GA
Apr 30 - May 10
Food
Atlanta Food & Wine Festival
Atlanta, Georgia
May 29 - May 31
COCHO
NYC
Mar 08 -

How we make money

We offer six different plans (see below).



Available Plans
$0
0 credits per month
No bonus tickets
1x referral bonus
$9
6 credits per month
Signup Bonus ticket
1x referral bonus
$29
22 credits per month
Signup Bonus ticket
1x referral bonus
$49
39 credits per month
Signup Bonus ticket
1.5x referral bonus
$79
70 credits per month
Signup Bonus ticket
1.5x referral bonus
$99
100 credits per month
Signup Bonus ticket
2x referral bonus
Best Value
12-month membership Save 14%

Milestones

Use of funds

Invest now

Investor Q&A

– COLLAPSE ALL

What does your company do?

festivalPass is the world's first festival subscription service across music, film, food & wine and more. Enjoy hundreds of festivals locally and globally for one monthly fee.

Where will your company be in 5 years?

In 5 years...

Why did you choose this idea?

CEO Ed Vincent has been a repeat entrepreneur for over 20 years with multiple exits. With a huge passion for live events and a deep expertise in consumer data in entertainment, Ed and team are on a mission to make attending live events seamless, affordable, social and accessible to all...profitably.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Live events is a $200B industry with a few large players but mostly thousands of smaller event producers, owners and rights holders. festivalPass has created a unique credit best currency model to address the disparate types of live event inventory across all genres making it seamless for members to budget one monthly fee and attend all live events. Using data-driven reverse dynamic pricing models and a disciplined approach to aggregating membership pricing power, festivalPass is making the experience of discovering and attending live events a joy while providing event owners less risk on finding their audience and more data to understand who their audience is.

How far along are you? What's your biggest obstacle?

So far...

Who competes with you? What do you understand that they don't?

Our competitors are...

How will you make money?

We plan on making money by offering six different subscriptions.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risks are...